SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                            FORM 11-K


     / X /     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the fiscal period ended January 14, 1993.


     Commission File Number 0-1532

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Marsh Employees' Monthly Stock
                         Investment Plan - 1977

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Marsh Supermarkets, Inc.
                         9800 Crosspoint Boulevard
                         Indianapolis, Indiana  46256

                FINANCIAL STATEMENTS AND EXHIBITS


     The following financial statements of Marsh Employees'
    Monthly Stock Investment Plan - 1977 are included herein:

                 Report of Independent Auditors

             Statements of Financial Condition as of
             January 14, 1993 and December 31, 1992

        Statements of Income and Changes in Participants'
          Equity for the period ended January 14, 1993
             and each of the two years in the period
                     ended December 31, 1992

                  Notes to Financial Statements



            The following exhibit is included herein:

                 Consent of Independent Auditors


                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              MARSH EMPLOYEES' MONTHLY STOCK
                              INVESTMENT PLAN - 1977

                              By:  /s/ P. Lawrence Butt
                                 -----------------------------
                                 P. Lawrence Butt, Secretary
                                 Plan Administration Committee




March 31, 1994

                        Financial Statements

                  Marsh Employees' Monthly Stock
                     Investment Plan - 1977

                 Period ended January 14, 1993 and
                   Year ended December 31, 1992
                 with Report of Independent Auditors

          Marsh Employees' Monthly Stock Investment Plan - 1977

                          Financial Statements

                    Period ended January 14, 1993 and
                       Year ended December 31, 1992




Contents

Report of Independent Auditors. . . . . . . . . . . . . . . . . 1

 Audited Financial Statements

Statements of Financial Condition. . . . . . . . . . . . . . .  2
Statements of Income and Changes in Participants' Equity. . . . 3
Notes to Financial Statements . . . . . . . . . . . . . . . . . 4

Ernst & Young   One Indiana Square            Phone: 317-681-7000
                Suite 3400                    Fax:   317-681-7216
                Indianapolis, IN  46204-2094




                 Report of Independent Auditors


Plan Administration Committee
Marsh Employees' Monthly Stock Investment Plan - 1977


We have audited the accompanying statements of financial condition of Marsh Employees' Monthly Stock Investment Plan - 1977 as of January 14, 1993 and December 31, 1992, and the related statements of income and changes in participants' equity for the period ended January 14, 1993 and each of the two years in the period ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marsh Employees' Monthly Stock Investment Plan - 1977 at January 14, 1993 and December 31, 1992, and the results of its operations for the period ended January 14, 1993 and each of the two years in the period ended December 31, 1992, in conformity with generally accepted accounting principles.


                                   /s/ Ernst & Young


March 22, 1994

             Marsh Employees' Monthly Stock Investment Plan - 1977

                       Statements of Financial Condition

                                                   January 14      December 31
                                                      1993             1992
                                                  ----------------------------
Assets
  Investment in Marsh Supermarkets, Inc.
    Common Stock (Note 4):

      Class A - 1993: 0 shares (cost - $ -0- )
                1992: 256,532 shares (cost -
                        $3,450,355)               $      0        $ 3,719,714

      Class B - 1993: 0 shares (cost - $ -0- )
                1992: 204,136 shares (cost -
                        $2,496,583)                      0          2,908,938
                                                  ----------------------------
                                                         0          6,628,652
  Cash and equivalents                                   0              7,193
  Due from Marsh Supermarkets, Inc. (Note 5)             0             77,580
                                                  ----------------------------
                                                  $      0        $ 6,713,425
                                                  ============================

Liabilities and Participants' Equity
  Due to withdrawing participants                 $      0        $   141,003
  Participants' equity (Note 2)                          0          6,572,422
                                                  ----------------------------
                                                  $      0        $ 6,713,425
                                                  ============================

See accompanying notes.

              Marsh Employees' Monthly Stock Investment Plan - 1977

            Statements of Income and Changes in Participants' Equity


                                Period ended
                                 January 14      Year ended December 31
                                    1993           1992         1991
                              ---------------------------------------------
Dividends on Marsh
  Supermarkets, Inc.
  Common Stock                $       0        $   193,158   $   174,357
Unrealized depreciation of
  investment in Marsh
  Supermarkets, Inc. Common
  Stock (Note 5)                      0           (838,897)     (548,270)
                              ---------------------------------------------
Investment income (loss)              0           (645,739)     (373,913)

Contributions:
   Participants                       0          1,587,054     1,510,528
   Marsh Supermarkets, Inc.           0            467,966       439,696
                              ---------------------------------------------
                                      0          2,055,020     1,950,224

Withdrawals                           0         (2,044,404)   (2,144,541)
Distribution of share
  balances (Note 2)            (6,572,422)           0             0
                              ---------------------------------------------
Net decrease in
  participants' equity         (6,572,422)        (635,123)     (568,230)
Participants' equity at
  beginning of year             6,572,422        7,207,545     7,775,775
                              ---------------------------------------------
Participants' equity at
  end of period                $      0        $ 6,572,422   $ 7,207,545
                              =============================================


See accompanying notes.

          Marsh Employees' Monthly Stock Investment Plan - 1977

                    Notes to Financial Statements

                       December 31, 1993


1.   Significant Accounting Policies

Investment

Investment in Marsh Supermarkets, Inc. Common Stock was valued at market value, which was the quoted closing market prices of the stock on the last day of trading of the Plan year. The difference between cost and market value was reflected in the statements of income and changes in participants' equity as unrealized appreciation (depreciation) of investment in Marsh Supermarkets, Inc. Common Stock.

Investment Income

Dividends on Marsh Supermarkets, Inc. Common Stock were recorded as income on the dividend record date.

2.   Termination of the Plan

The Plan was terminated effective as of December 31, 1992. On January 14, 1993, as directed by each participant, December 31, 1992 share balances were transferred to the Marsh Shareholder Investment Plan (a dividend reinvestment plan available to shareholders generally), or certificates were issued for whole share interests. Fractional share interests were redeemed in cash.

3.   Description of the Plan

All non-union employees of Marsh Supermarkets, Inc. and certain of its subsidiaries (the Company) who were 18 years or older were eligible to participate in the Plan. Participants could contribute up to 20% of their base pay, to a maximum of $400 per week ($200 per week prior to August 6, 1991). The Company matched 20% of participants' contributions and also made additional contributions equal to the amount of dividends credited to participants' accounts, net of income taxes.
Monthly, shares of Common Stock of the Company were credited to participants' accounts based on the average daily closing price for the month, utilizing amounts accumulated in the account of a participant for the month. Share purchases were made through broker-dealers, in private transactions or directly from the Company. (No purchases were made from the Company during the period ended January 14, 1993 or the two years ended December 31, 1992.) All administrative expenses of the Plan were paid by the Company.

    Marsh Employees' Monthly Stock Investment Plan - 1977

3.   Description of the Plan (continued)

The Plan was not intended to be a "qualified plan" under the Internal Revenue Code; however the Plan was not subject to federal income tax as participants' contributions were made in "after tax" dollars and accordingly, the Company's contributions and any dividends represented taxable income to the participants.

Participants could withdraw at any time. Upon withdrawal, share certificates were issued or at the participants' request, the Plan acquired the share interest for cash, based on the average daily closing price for the month of withdrawal.

The Plan Administration Committee determined whether the contributions and cash dividends under the Plan were invested in Class A Common Stock, Class B Common Stock, or any combination thereof. During 1991, only Class A shares were credited to the accounts of participants. Effective January 1, 1992, both Class A and Class B shares were acquired, in approximately equal amounts (Note 4). Participants were immediately vested in all participant and Company contributions made to the Plan.

4.   Marsh Supermarkets, Inc. Common Stock

As of May 15, 1991, the Company effected a recapitalization which resulted in the following:

1.      One-for-two reverse split of existing Common Stock;
2.      Redesignation of existing Common Stock as Class A Common
        Stock; and
3. Dividend of one share of new Class B Common Stock for each share of Class A Common Stock.

Except that Class A had one vote per share and Class B was non-voting, each Class had substantially identical rights, including equal dividend rights.

      Marsh Employees' Monthly Stock Investment Plan - 1977

5.     Unrealized Appreciation (Depreciation) of Investment in
       Marsh Supermarkets, Inc. Common Stock

To the extent there were more shares credited to participants' accounts than were actually held by the Plan, the Company was obligated to provide funds sufficient to acquire the required number of shares. Accordingly, the following amounts are based on the number of shares credited to participants' accounts:

                                   Period ended                      Year ended December 31
                                 January 14, 1993                1992                     1991
                            -------------------------   ---------------------------------------------------
                              Class A       Class B       Class A     Class B      Class A    Class B
                            -------------------------   ---------------------------------------------------

Unrealized appreciation
  at beginning of year:
    Market                  $ 3,659,394  $ 2,913,028    $ 4,170,804  $ 3,036,741  $ 7,775,775  $         0
    Cost                      3,394,403    2,500,093      3,332,840    2,110,481    4,781,693            0
                            -------------------------   ---------------------------------------------------
                                264,991      412,935        837,964      926,260    2,994,082            0

Effect of
  recapitalization (Note 4)           0            0              0            0   (1,881,438)   1,881,438
Effect of share withdrawals           0            0        (93,140)    (154,261)    (488,946)    (192,642)
Effect of share
  distribution                 (264,991)    (412,935)            0             0            0            0
Unrealized appreciation
  (depreciation)                      0            0      (479,833)     (359,064)     214,266     (762,536)
                            -------------------------   ---------------------------------------------------
Unrealized appreciation
  at end of year:
    Market                            0            0      3,659,394    2,913,028    4,170,804    3,036,741
    Cost                              0            0      3,394,403    2,500,093    3,332,840    2,110,481
                            -------------------------   ---------------------------------------------------
                            $         0  $         0    $   264,991  $   412,935  $   837,964  $   926,260
                            =========================  ====================================================